Exhibit 99.2

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY CARD

For use by shareholders of the Company at the Extraordinary General Meeting of the Shareholders to be held on April 30, 2014 at 14:00 p.m. at the Company’s offices at 3 Hashikma Street, Azour (P.O. Box 11473 Azour 58001), Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________
of _______________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the “Company”), hereby appoint  Mr. Israel Baron, as my proxy to vote for me and on my behalf at the Extraordinary General Meeting to be held on April 30, 2014 at the Company’s offices at said address  and at any adjournment(s) thereof (the “Meeting”).

I direct that my vote(s) be cast on the following resolution as indicated by a ☐ in the appropriate space.

RESOLUTIONS		FOR	AGAINST	ABSTAIN
1.	To elect Mr. Gidon Kotler as an external director of the Company for a three-year term.
	In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes	No
1(a)	I am a controlling person of the Company:
1(b)	I have a personal interest in the approval of the appointment of Mr. Kotler, except a personal interest that is not resulting from connection with controlling persons of the Company:
If the answer is "yes" to either (a) or (b) - please provide details

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy Card must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 24 hours prior to the time set for the Meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-5571393 (Attn: Mr. Guy Aharonov). - any alterations to this form must be initialed.

Completion and return of this Proxy Card will not prevent a member from attending and voting in person at the Meeting.